Exhibit 99.1

CONTACT:	REGIS CORPORATION:
Jack Nielsen – Director of Finance
952-806-1765

For Immediate Release

REGIS FOURTH QUARTER REVENUES GREW SEVEN PERCENT TO $636 MILLION

-Fourth Quarter Same-Store Sales Approximately Flat-

MINNEAPOLIS, July 12, 2006 — Regis Corporation (NYSE:RGS), the global leader in the $150 billion hair care industry, today reported that consolidated revenues increased 7.2 percent in the fourth fiscal quarter of 2006 to a record $636 million, compared to $593 million a year ago. Fourth quarter same-store sales increased 0.1 percent. Fiscal year 2006 revenue increased 10.8 percent to $2.4 billion, compared to $2.2 billion a year ago. Fiscal year 2006 same-store sales increased 0.4 percent.

Fourth Quarter Revenues:

	For the Three Months Ended June, 2006
	Salons		Beauty	Hair Restoration
	North America	International	Schools	Centers	Consolidated
(Dollars in thousands)
Revenues:
Service	$368,292	$40,107	$15,933	$12,385	$436,717
Product	147,055	15,413	1,657	15,050	179,175
Royalties and fees	10,050	8,808	—	1,294	20,152
Total	$525,397	$64,328	$17,590	$28,729	$636,044

	For the Three Months Ended June 30, 2005
	Salons		Beauty	Hair Restoration
	North America	International	Schools	Centers	Consolidated
(Dollars in thousands)
Revenues:
Service	$339,857	$41,493	$9,204	$10,519	$401,073
Product	142,401	14,491	461	14,015	171,368
Royalties and fees	10,297	9,208	—	1,530	21,035
Total	$492,555	$65,192	$9,665	$26,064	$593,476

Fourth Quarter Hair Salon Same-Store Sales:

For the Three Months Ended June 30,

	Current Year			Prior Year
	Service	Retail	Total	Service	Retail	Total
Regis Salons	-0.8%	-2.3%	-1.1%	0.2%	-1.9%	-0.2%
MasterCuts	-1.0	0.7	-0.6	-1.8	-8.1	-3.1
Trade Secret	2.7	-2.1	-1.6	-6.2	-2.5	-3.0
Strip Center Salons	0.7	0.4	0.7	2.4	5.2	2.7
SmartStyle	5.5	0.4	3.6	5.2	2.9	4.4
Domestic Same-Store Sales	1.0%	-1.0%	0.4%	1.5%	-0.7%	0.8%

International Same-Store Sales	-6.0%	1.6%	-4.0%	-0.2%	5.1%	1.2%

Consolidated Same-Store Sales	0.5%	-0.9%	0.1%	1.3%	-0.2%	0.9%

International same-store sales for the quarter represent the 16-week period ended June 24, 2006 versus the 16-week period ended June 25, 2005.

Fiscal Year Revenues:

	For the 12 Months Ended June, 2006
	Salons		Beauty	Hair Restoration
	North America	International	Schools	Centers	Consolidated
(Dollars in thousands)
Revenues:
Service	$1,395,953	$133,323	$58,281	$46,471	$1,634,028
Product	601,332	53,796	5,671	58,143	718,942
Royalties and fees	39,263	33,622	—	5,088	77,973
Total	$2,036,548	$220,741	$63,952	$109,702	$2,430,943

	For the 12 Months Ended June 30, 2005
	Salons		Beauty	Hair Restoration
	North America	International	Schools	Centers	Consolidated
(Dollars in thousands)
Revenues:
Service	$1,270,444	$139,629	$31,848	$24,415	$1,466,336
Product	563,529	51,143	2,063	31,685	648,420
Royalties and fees	40,238	36,012	—	3,288	79,538
Total	$1,874,211	$226,784	$33,911	$59,388	$2,194,294

Fiscal Year Hair Salon Same-Store Sales:

For the 12 Months Ended June 30,

	Current Year			Prior Year
	Service	Retail	Total	Service	Retail	Total
Regis Salons	-0.8%	-1.5%	-0.9%	0.6%	-3.6%	-0.2%
MasterCuts	-0.5	-3.2	-1.1	-0.4	-8.3	-2.2
Trade Secret	-0.4	-1.6	-1.5	-3.1	0.1	-0.3
Strip Center Salons	1.2	1.9	1.3	1.1	2.1	1.2
SmartStyle	5.1	2.8	4.3	5.5	2.8	4.5
Domestic Same-Store Sales	1.1%	-0.2%	0.7%	1.4%	-0.4%	0.8%

International Same-Store Sales	-5.6%	3.9%	-3.0%	1.2%	5.3%	2.3%

Consolidated Same-Store Sales	0.6%	0.1%	0.4%	1.4%	0.0%	0.9%

International same-store sales for the year represent the 52-week period ended June 24, 2006 versus the 52-week period ended June 25, 2005.

Regis Corporation will host a conference call discussing fourth quarter and fiscal year results on August 23, 2006 at 10:00 a.m., Central Time. Interested parties are invited to listen by logging on to www.regiscorp.com.

Regis Corporation (NYSE:RGS) is the beauty industry’s global leader in salons, hair restoration centers and education. As of June 30, 2006, the Company owned or franchised 11,477 worldwide locations; which included 11,333 beauty salons, 90 hair restoration centers and 54 beauty schools operating under concepts such as Supercuts, Jean Louis David, Vidal Sassoon, Regis Salons, MasterCuts, Trade Secret, SmartStyle, Cost Cutters and Hair Club for Men and Women. These and other concepts are located in the US and in ten other countries throughout North America and Europe. For additional information about the Company, including management’s current financial outlook and a reconciliation of non-GAAP financial information, please visit the Investor Information section of the corporate website at www.regiscorp.com. To join Regis Corporation’s email alert list, click on this link: http://www.b2i.us/irpass.asp?BzID=913&to=ea&Nav=1&S=0&L=1

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward–looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify, acquire and integrate salons and beauty schools that support its growth objectives; the ability of the company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

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